Contact

www.linkedin.com/in/joyehoover
(LinkedIn)

Top Skills

Relationship Building
Motivational Speaking
Conference Speaking

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Honors-Awards

Women Inspiring Nevada 2021
Ruby Award
Champion of Justice Through Service
Jameson Fellow
Legacy Ambassador

Publications

http://tedxtalks.ted.com/video/Changing-the-world-one-cupcake

Patents

COSMETIC ITEM FOR PERSONAL SAFETY
Cosmetic Item for Personal Safety

Joy Hoover

Disrupting Gender-Based Violence w/Tech-Enabled Lipstick | Entrepreneur, Activist, Storyteller & Creator | Enneagram Expert | Organizational Consultant + Strategist | Vegas Top Tech of the Year | Human Who Gives a Sh*t

Las Vegas, Nevada, United States

Summary

I've never been one to play it safe, and I'm definitely not starting now.

I'm Joy Hoover, an unapologetic innovator powered by audacity, passion, and the deeply held beliefs that safety + agency are human rights, and that bold ideas can change the world.

For the past 15 years, I've been on a mission to make the world safer and more equitable. I've built three nationally recognized social impact startups, won awards like Top Tech of the Year and Entrepreneur of the Year, and had my work featured in NYPost, InStyle, NYLON, and hundreds of outlets that would make my teenage self scream. But honestly, my favorite thing? Connecting with people, whether it's in a room of 50, a stadium of 10,000, or a viral post online. I show up as my full self (probably in cheetah print and lipstick) and leave people inspired to take action.

These days, I'm all in on Esōes Cosmetics, the world's first patented smart lipstick that I invented to fight drug-facilitated assault and violence with beauty, science, and technology. It's bold, badass, and proof that innovation & drunk girl bathroom energy can save lives, oh, and did I mention it's been backed by 100 angel investors 95% who are women and survivors?

When I'm not building, strategizing, consulting, or creating, I'm hanging out with Phil, my husband of 19 years, our two fierce daughters, Vivian and Ruby, and our emotional support dog, Charlie (who also thinks I'm his emotional support human). Last year, we survived a house and business fire where we lost everything. But we all walked out safe, and yes, my tech-enabled lipstick literally played

a role in that survival. That experience brought us even closer as a family, reminding us to hold on tight to what matters most.

With 13 years of therapy under our belts, we're learning to lead from our scars, not our wounds, and to trade generational trauma for generational healing. Because healing isn't just personal, it's revolutionary. Our life is messy, full of laughter, and rooted in love, and I wouldn't have it any other way.

At the end of the day, I'm here to show up as a human who gives a sh*t, ready with ten toes down to remind people of what's possible when we dream big and move with compassion.

You'll find me at the intersection of social justice, entrepreneurship, and storytelling. If you're ready to shake things up and make something amazing happen, LFG!!

————

Experience

Esōes Cosmetics
Inventor, Founder, & CEO
October 2021 - Present (3 years 7 months)
Las Vegas Metropolitan Area

Combing beauty, science, and technology to fight the epidemic of drug facilitated sexual assault (DFSA) and violence.

Esōes Cosmetics (pronounced SOS) is a Patented Social Enterprise with lifesaving tech enabled cosmetics, co-brandable roofie test strips, and a customizable safety app. Along with our innovative products we also have a safe space education program where we teach bars, nightclubs, universities, casinos, and businesses on the prevention and deescalation of drug facilitated sexual assault and violence.

We treat consent like we treat our lip color: If it's not a hell yes, it's a no.

Joyhoover.com
Organizational Consultant & Strategist, Brand Builder, Enneagram Coach & Public Speaker
August 2019 - Present (5 years 9 months)

Founders for Kamala
Co-Founder & Co-Chair of Marketing
August 2024 - November 2024 (4 months)

We are founders, entrepreneurs, and small business owners who pledge to vote for Kamala Harris in the 2024 election.Join us: https://founders.forharris.org/

Local For All
Founder and CEO
February 2018 - July 2021 (3 years 6 months)
Las Vegas Metropolitan Area

A visionary entrepreneur and dynamic problem solver creating innovative solutions to expand The Cupcake Girls mission and its immense need for a safe and inclusive space was the beginning of Local For All. A Holistic Resource Center, Social Impact Food Hall, and Rooftop Event Space, Local For All was created to diversify income opportunities and create additional sustainability.

The Cupcake Girls
Founder, CEO & President
February 2011 - July 2021 (10 years 6 months)
3110 S. Valley View Blvd. Suite 201 Las Vegas, NV

From inception to succession, The Cupcake Girls was built into a national nonprofit, scaling and sustaining for over ten years to provide life-saving support and resources to people in the adult industry and aftercare to those affected by domestic sex trafficking.

Education

Paul Mitchell The School Las Vegas
Cosmetology Degree, Hair and Make-up · (2010 - 2012)

The Art Institute of California-Hollywood
Fashion/Apparel Design · (2007 - 2009)

Grand Rapids Community College
Fashion Merchandising · (2005 - 2007)